SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

HEALTH BENEFITS DIRECT CORPORATION
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

42220V107
(CUSIP Number)

Donald R. Caldwell Five Radnor Corporate Center, Suite 555 Radnor, Pennsylvania 19087 (610) 995-2650
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or  240.13d-1(g), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42220V107
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(1)     Names of reporting persons: The Co-Investment Fund II, L.P.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
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(3)     SEC use only
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(4)     Source of funds (see instructions) OO
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(5)     Check if disclosure of legal proceedings is required pursuant to
          Items 2(d) or 2(e) ☐
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(6)    Citizenship or place of organization Pennsylvania
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Number of shares beneficially owned by each reporting person with:
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(7) Sole voting power
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(8)   Shared voting power 115,679,574
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(9)   Sole dispositive power
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(10)  Shared dispositive power 115,679,574
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(11)   Aggregate amount beneficially owned by each reporting person 115,679,574
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(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
          ☐
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(13)   Percent of class represented by amount in Row (11)
          80%
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(14)   Type of reporting person (see instructions) PN
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CUSIP No. 42220V107
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(1)     Names of reporting persons: Co-Invest Management II, L.P.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
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(3)     SEC use only
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(4)     Source of funds (see instructions) OO
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(5)     Check if disclosure of legal proceedings is required pursuant to
          Items 2(d) or 2(e) ☐
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(6)    Citizenship or place of organization Delaware
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power
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(8)   Shared voting power 115,679,574
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(9)   Sole dispositive power
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(10)  Shared dispositive power 115,679,574
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(11)   Aggregate amount beneficially owned by each reporting person 115,679,574

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
          ☐
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(13)    Percent of class represented by amount in Row (11) 80%
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(14)    Type of reporting person (see instructions) PN
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CUSIP No. 42220V107
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(1)     Name of reporting persons: Co-Invest II Capital Partners, Inc.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
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(3)     SEC use only
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(4)     Source of funds (see instructions) OO
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(5)      Check if disclosure of legal proceedings is required pursuant to
           Items 2(d) or 2(e) ☐
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(6)    Citizenship or place of organization Delaware
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power
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(8)   Shared voting power 115,679,574
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(9)   Sole dispositive power
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(10)  Shared dispositive power 115,679,574
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(11)   Aggregate amount beneficially owned by each reporting person 115,679,574

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
          ☐
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(13)    Percent of class represented by amount in Row (11) 80%
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(14)     Type of reporting person (see instructions) CO
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CUSIP No. 42220V107
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(1)     Name of reporting persons: Donald R. Caldwell

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
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(3)     SEC use only
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(4)     Source of funds (see instructions) OO
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(5)      Check if disclosure of legal proceedings is required pursuant to
           Items 2(d) or 2(e) ☐
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(6)     Citizenship or place of organization United States of America
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power
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(8)   Shared voting power 115,679,574
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(9)   Sole dispositive power
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(10)  Shared dispositive power 115,679,574
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(11)   Aggregate amount beneficially owned by each reporting person 115,679,574

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
          ☐
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(13)    Percent of class represented by amount in Row (11) 80%
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14)     Type of reporting person (see instructions) IN
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Item 1.  Security and Issuer

This Amendment No. 4 to Schedule 13D (this "Amendment") is filed jointly by The Co- Investment Fund II, L.P., a Pennsylvania limited partnership ("Co-Investment Fund II"), Co-Invest Management II, L.P., a Delaware limited partnership ("Co-Invest Management"), Co-Invest II Capital Partners, Inc., a Delaware corporation ("Co-Invest Capital Partners"), and Donald R. Caldwell to amend the Schedule 13D (the "Schedule 13D") jointly filed by them relating to the acquisition by Co-Investment Fund II of 5,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Health Benefits Direct Corporation, a Pennsylvania corporation (the "Issuer") and relating to warrants issued to Co Investment Fund II to purchase 5,000,000 shares of Common Stock. The address of the principal executive offices of the Issuer is 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087.

The Schedule 13D was previously amended by Amendment No. 1 filed on February 13, 2009 in connection with the acquisition by Co-Investment Fund II on January 15, 2009 of 1,000,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 1,000,000 shares of Series A Preferred Stock (which warrants are now, by their terms, exercisable solely for 20,000,000 shares of Common Stock)(the "January 2009 Warrants").

This Schedule 13D was also previously amended by Amendment No. 2 filed on November 5, 2009 in connection with the acquisition by Co-Investment Fund II  of 6,108,997 shares of Common Stock in a private transaction in connection with the settlement of the claims of certain plaintiffs in pending litigation.

This Schedule 13D was also previously amended by Amendment No. 3 filed on April 28, 2010 in connection with the acquisition by Co-Investment Fund II on March 26, 2010 of 250,000 additional shares of Series A Preferred Stock and warrants to purchase an additional 5,000,000 shares of Common Stock (the "March 2010 Warrants") in a rights offering made by the Company and to report the prior acquisition of certain additional shares of Common Stock not otherwise requiring an amendment to the Schedule 13D.

This Amendment is being filed in connection with the sale by the Issuer on September 30, 2010 of Units comprised of Series B Convertible Preferred Stock (the "Series B Preferred Stock") and warrants to purchase Common Stock. As a result of that sale and the First Amendment to Loan Documents dated June 15, 2020 (the "First Amendment to Loan Documents") between Co-Investment Fund II, the Issuer, and the Issuer's subsidiaries, the loans made by Co-Investment Fund II became convertible into the Units at the option of Co-Investment Fund II. In addition, as a result of the Issuer's sale of the Units, the number of shares of Common Stock issuable upon exercise of the January 2009 Warrants and the March 2010 Warrants increased from an aggregate amount of 25,000,000 shares to an aggregate amount of 33,333,333 shares pursuant to the anti-dilution provisions of those warrants.

Item 3  Source and Amount of Funds or Other Consideration

On March 30, 2007, Co-Investment Fund II purchased from the Issuer 1,000,000 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock in a private placement transaction for $2,250,000 (the "March 2007 Transaction"). On March 31, 2008, Co-Investment Fund II purchased from the Issuer 5,000,000 shares of Common Stock and warrants to purchase 5,000,000 shares of Common Stock in a private placement transaction for $4,000,000 (the "March 2008 Transaction").

On January 14, 2009, Co-Investment Fund II purchased from the Issuer 1,000,000 shares of Series A Preferred Stock and warrants that are now exercisable for 20,000,000 shares of Common Stock (the "January 2009 Transaction"). The purchase price for the Series A Preferred Stock and warrants in this transaction was $4,000,000. The source of the funds for this purchase was the funds held by Co-Investment Fund II for investment in portfolio companies.

On October 29, 2009 and November 20, 2009, Co-Investment Fund II purchased from other stockholders 6,295,997 shares of Common Stock for $1,259,119.40 in connection with the settlement of the claims of certain plaintiffs in pending litigation (the "Settlement Transaction"). The source of the funds for these purchases was the funds held by Co-Investment Fund II for investment in portfolio companies.

On December 18, 2009, the Issuer issued 15,000 shares of Common Stock to Mr. Caldwell and on December 21, 2009, the Issuer issued 99,010 shares to him. On December 18, 2009, the Issuer issued 10,000 shares of Common Stock to Mr. Frederick C. Tecce, a managing partner of Cross Atlantic Partners, Inc.,  and on December 21, 2009, the Issuer issued 70,000 shares to him. These shares were issued to Mr. Caldwell and Mr. Tecce in connection with their services as directors of the Issuer. Under the terms of their relationship with the reporting persons, the shares of Common Stock Mr. Caldwell and Mr. Tecce received in that capacity are held for the benefit of Co-Investment Fund II pending transfer to Co-Investment Fund II.

On December 22, 2009, Co-Investment Fund II made a loan to the Issuer and its subsidiaries in the amount of $1,000,000 pursuant to the Loan Agreement dated December 22, 2009 (the "Loan Agreement") between Co-Investment Fund II, the Issuer, and the Issuer's subsidiaries. The loan under the Loan Agreement (the "Loan") was made with funds held by Co-Investment Fund II for investment in portfolio companies.

On March 26, 2010, Co-Investment Fund II purchased from the Issuer 250,000 shares of Series A Preferred Stock and warrants to purchase 5,000,000 shares (the "Rights Offering Transaction") in a rights offering made by the Issuer to all of its stockholders. The purchase price was $1,000,000. The source of the funds for this purchase was the funds held by Co-Investment Fund II for investment in portfolio companies.

On June 15, 2010, Co-Investment Fund II, the Issuer and the Issuer's subsidiaries entered into the First Amendment to Loan Documents, which amended the Loan Agreement and the Loan Documents referred to therein to (1) increase the Loan made by Co-Investment Fund II by an additional $1,000,000, (2) extend the maturity date of the Loan until July 1, 2011 (the "Maturity Date"), and (3) provide that at any time after the Issuer's issuance of Common Stock or Preferred Stock for cash consideration (the "Equity Issuance") but before the Maturity Date, Co-Investment Fund II may demand repayment of the Loan in the form of the securities of the Issuer issued in the Equity Issuance.  The additional amount of the Loan funded by Co-Investment Fund II was made with funds held by Co-Investment Fund II for investment in portfolio companies.

Item 4. Purpose of Transaction

Co-Investment Fund II purchased the shares of Common Stock and warrants to purchase Common Stock in the March 2007 Transaction and the March 2008 Transaction for investment purposes. In connection with the purchase in the March 2008 Transaction, Co-Investment Fund II entered into a Letter Agreement with the Issuer dated March 31, 2008 (the "Letter Agreement") pursuant to which the Issuer agreed to create one vacancy on the Issuer’s Board by increasing the size of the Board from nine to ten directors. The Issuer also agreed to take all necessary action to appoint Donald Caldwell as a member and Co-Chairman of the Board and as the Chairman of the Audit Committee. In addition, the Issuer agreed to include Mr. Caldwell and Mr. Tecce (or, in the event of either of their resignations or removal, such other individuals as Co-Investment Fund II may designate) on the Board’s slate of nominees for election as directors of the Company and to use its best efforts to cause the election of such individuals for so long as Co-Investment Fund II holds shares of Common Stock in an amount equal to at least 50% of the Shares purchased in the March 2008 Transaction.

Co-Investment Fund II purchased the Series A Preferred Stock and warrants in the January 2009 Transaction and in the Rights Offering Transaction for investment purposes. The shares of Series A Preferred Stock purchased in the January 2009 Transaction and Rights Offering Transaction are now convertible into 25,000,000 shares of Common Stock. The warrants issued to Co-Investment Fund II in the January 2009 Transaction and the Rights Offering Transaction are now convertible into 33,333,333 shares of Common Stock.

Co-Investment Fund II purchased the shares of Common Stock in the Settlement Transaction for investment purposes and to settle the claims of certain of the plaintiffs in the action Frohman, et al. v. Health Benefits Direct Corporation, et al. pending in the Court of Common Pleas of Philadelphia County (No. 090801764) (the "Philadelphia Litigation"). On March 24, 2009, certain stockholders of the Issuer filed an action in the Supreme Court of the State of New York, County of New York, Index No. 650174/2009, against Cross Atlantic Capital Partners, Inc., Co-Investment Fund II, Co-Invest II Capital Partners, Inc., Co-Invest Management II, L.P., the Issuer, and the board of directors of the Issuer relating to alleged offers the Issuer purportedly received in 2008 and the January 2009 Transaction (the "New York Litigation"). On August 13, 2009, the New York Litigation was dismissed.  On August 14, 2009, the Philadelphia Litigation was commenced by a writ of summons filed in the Court of Common Pleas, Philadelphia County against almost all of the same defendants by the same stockholders who brought the New York Litigation and seven additional stockholders. On October 27, 2009 the defendants entered into a settlement agreement with the stockholders who brought the New York Litigation. They withdrew from the new Philadelphia Litigation and provided the defendants with a general release of all claims. The terms of the settlement agreement required Co-Investment Fund II to purchase of all of the shares of Common Stock held by the settling plaintiffs.

Co-Investment Fund II made the Loan pursuant to the Loan Agreement for investment purposes.

Item 5.  Interest in the Securities of the Issuer

(a)
Mr. Caldwell owns 114,010 shares of Common Stock of the Issuer.  Co-Investment Fund II owns 12,646,874 shares of Common Stock of the Issuer, the Series A Preferred Stock which is convertible into 25,000,000 shares of Common Stock of the Issuer, and warrants to purchase 54,326,670 shares of Common Stock of the Issuer. Co-Investment Fund II is the payee under the Loan which is convertible into 783,734 shares of the Issuer's Series B Preferred Stock (which, in turn, are convertible into 15,674,680 shares of Common Stock) and warrants to purchase 7,837,340 shares of Common Stock, based on the current outstanding balance of the Loan. Co-Investment Fund II may also be deemed to be the beneficial owner of the 114,010 shares of Common Stock of the Issuer held by Mr. Caldwell and 80,000 shares of Common Stock of the Issuer held by Frederick Tecce, a Managing Director of Cross Atlantic Capital Partners, Inc.

Co-Invest Management may be deemed to beneficially own 115,679,574 shares of Common Stock (or 80% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Investment Fund II.

Co-Invest Capital Partners may be deemed to beneficially own 115,679,574 shares of Common Stock (or 80% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Invest Management.

Donald Caldwell may be deemed to beneficially own 115,679,574 shares of Common Stock (or 80% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as a director, officer, and shareholder of Co-Invest Capital Partners and as the direct owner of 114,010 shares of Common Stock.

The foregoing should not be construed as an admission by any reporting person as to its or his beneficial ownership of any shares of Common Stock owned by another reporting person.

(b)	See rows (7) through (10) of the cover page for each reporting person at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to
Securities of the Issuer

Warrants

The warrants purchased in the March 2007 Transaction permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to March 30, 2012 at exercise price of $1.51 per share. The warrants purchased in the March 2008 Transaction permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to March 31, 2013 at exercise price of $0.20 per share. The warrants purchased in the March 2007 and March 2008 Transaction permit the Issuer to call those warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share of those warrants, provided that certain other conditions have been satisfied.

The terms of the January 2009 Warrants permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to January 13, 2014 at an exercise price of $0.15 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment).  These warrants permit the Issuer to call the warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share, provided that certain other conditions have been satisfied.

The terms of the March 2010 Warrants permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to March 26, 2015 at an exercise price of $0.15 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment).  These warrants permit the Issuer to call the warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share, provided that certain other conditions have been satisfied.

The warrants issuable upon conversion of the Loan would permit Co-Investment Fund II to purchase shares of Common Stock at any time prior to five years from their issuance at an exercise price of $0.15 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment).  These warrants permit the Issuer to call the warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share, provided that certain other conditions have been satisfied.

Convertible Preferred Stock

Series A Preferred Stock

Each share of  Series A Preferred Stock is convertible into 20 shares of Common Stock, subject to adjustment pursuant to certain anti-dilution provisions. The holders of Series A Preferred Stock are entitled to vote together with the holders of Common Stock as a single class, with each share of Series A Preferred Stock having 20 votes. The following actions require the vote or consent of the holders of two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class with any other series of preferred stock ranking equally with the Series A Preferred Stock and entitled to vote:

(i)           any amendment, alteration or repeal of any provision of the Issuer’s certificate of incorporation (including the certificate of designation creating the Series A Preferred Stock) or the Issuer’s by-laws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely; or

                                (ii)           any amendment or alteration of the Issuer’s certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Issuer’s capital stock unless such capital stock ranks junior to the Series A Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of the Issuer (including certain deemed liquidation events).

In addition, for so long as 1,000,000 shares of Series A Preferred Stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of Series A Preferred Stock at the time outstanding, voting as a class with all other series of preferred stock ranking equally with the Series A Preferred Stock and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating a "Fundamental Transaction", unless such transaction, when consummated, will provide the holders of Series A Preferred Stock with an amount per share equal to $10.00, plus any dividends declared, but unpaid thereon. A "Fundamental Transaction" is (1) any merger or consolidation of the Issuer with or into another person, (2) any sale of all or substantially all of the Issuer's assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Issuer or another person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

Series B Preferred Stock

Each share of  Series B Preferred Stock is convertible into 20 shares of Common Stock, subject to adjustment pursuant to certain anti-dilution provisions. The holders of Series B Preferred Stock are entitled to vote together with the holders of Common Stock as a single class, with each share of Series A Preferred Stock having 20 votes. The following actions require the vote or consent of the holders of two-thirds of the outstanding shares of the Series B Preferred Stock, voting as a class with any other series of preferred stock ranking equally with the Series B Preferred Stock and entitled to vote:

(i)           any amendment, alteration or repeal of any provision of the Issuer’s certificate of incorporation (including the certificate of designation creating the Series B Preferred Stock) or the Issuer’s by-laws that would alter or change the voting powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely; or

                                (ii)           any amendment or alteration of the Issuer’s certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Issuer’s capital stock unless such capital stock ranks junior to the Series B Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of the Issuer (including certain deemed liquidation events).

In addition, for so long as 1,000,000 shares of Series B Preferred Stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock at the time outstanding, voting as a class with all other series of preferred stock ranking equally with the Series B Preferred Stock and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating a "Fundamental Transaction", unless such transaction, when consummated, will provide the holders of Series A Preferred Stock with an amount per share equal to $3.00, plus any dividends declared, but unpaid thereon. A "Fundamental Transaction" is (1) any merger or consolidation of the Issuer with or into another person, (2) any sale of all or substantially all of the Issuer's assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Issuer or another person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

Settlement Agreement

Co-Investment Fund II purchased the shares of Common Stock in the Settlement Transaction pursuant to the terms of a settlement agreement Co-Investment Fund II and the other defendants in the Philadelphia Litigation entered into with the stockholders of the Issuer who were the plaintiffs in the New York Litigation. The terms of that settlement provided for, among other things:

•	the purchase by Co-Investment Fund of the shares of Common Stock held by the settling plaintiffs in the Settlement Transaction;
•	the discontinuance of the settling plaintiffs' participation in the Philadelphia Litigation; and
•	a general release of claims by the settling plaintiffs

In connection with the Issuer's sale of Series B Preferred Stock and warrants on March 30, 2010, Co-Investment Fund II entered into a Voting Agreement dated September 30, 2010 (the "Voting Agreement") with Independence Blue Cross, the purchaser of those shares and warrants. Under the terms of the Voting Agreement, a copy of which is filed as an Exhibit to this Amendment, each of Co-Investment Fund II and Independence Blue Cross agreed to vote its shares for the election of the director nominees the other party has a right to designate under separate arrangements with the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A  - Agreement of Joint Filing dated April 9, 2008

Exhibit B - Voting Agreement dated September 30, 2010 by and between Independence Blue Cross and Co-Investment Fund II

The warrants purchased by Co-Investment Fund II in the March 2007 Transaction and related documentation associated with the March 2007 Transaction are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on March 30, 2007.

The warrants purchased by Co-Investment Fund II in the March 2008 Transaction, the Letter Agreement, and related documentation associated with the March 2008 Transaction are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on March 31, 2008.

The Issuer's Certificate of Designation for the Series A  Preferred Stock and the January 2009 Warrants are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on January 21, 2009.

The warrants purchased in the Rights Offering Transaction are described in, and filed as Exhibit 4.19 to, the Issuer's Form S-1 Registration Statement (No. 333-162712).

The Loan Agreement is described in, and filed as an exhibit to, the Current Report on Form 8-K filed by the Issuer on December 29, 2009.

The First Amendment to Loan Documents is described in, and filed as an exhibit to, the Current Report on Form 8-K filed by the Issuer on June 17, 2010

The Issuer's Certificate of Designation for the Series B Preferred stock and the warrants issued in the Issuer's September 30, 2010 sale are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on October 1, 2010.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010

THE CO-INVESTMENT FUND II, L.P.
By: Co-Invest Management II, L.P, its General Partner
By: Co-Invest II Capital Partners, Inc. its General Partner

By: /s/ Brian Adamsky
Brian Adamsky, Chief Financial Officer

CO-INVEST MANAGEMENT II, L.P.
By: Co-Invest II Capital Partners, Inc., its General Partner

By: /s/ Brian Adamsky
Brian Adamsky, Chief Financial Officer

CO-INVEST II CAPITAL PARTNERS, INC.

By: /s/ Brian Adamsky
Brian Adamsky, Chief Financial Officer

/s/ Donald R. Caldwell
DONALD R. CALDWELL